March 27, 2024

Ms. Jee Yeon Ahn

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	NomuraHoldings, Inc. Form 20-F for the Fiscal Year Ended March 31, 2023 Filed June 28, 2023 File No. 001-15270

Dear Ms. Ahn:

Thank you for your letter dated March 15, 2024, with respect to the above-referenced filing.

We are currently in the process of compiling information in order to respond to your letter and currently believe that we will be able to submit our response by no later than April 12, 2024. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura Chief Financial Officer

cc:	Robert Klein

(Division of Corporation Finance,

U.S. Securities and Exchange Commission)

Keiji Hatano

(Sullivan & Cromwell LLP)

Hiroki Matsumura

(Ernst & Young ShinNihon LLC)